Press Release

FOR IMMEDIATE RELEASE

CANADIAN MARKETING AND SALES EFFORT FOR LABOPHARM’S ONCE-DAILY TRAMADOL PRODUCT TO EXPAND SIGNIFICANTLY

– Labopharm’s Canadian Marketing Partner, Paladin, Enters Into Co-Promotion Agreement with Nycomed Canada –

LAVAL, Québec (February 1, 2008) – Labopharm Inc. (TSX: DDS, NASDAQ: DDSS) today announced that its Canadian licensing and distribution partner for its once-daily tramadol product (Tridural™), Paladin Labs Inc. (TSX: PLB), has entered into a co-promotion agreement for Tridural™ with Nycomed Canada Inc.  The agreement will double the number of primary care sales representatives promoting Tridural™ in Canada.

“The addition of Nycomed’s sales force to that of Paladin will significantly expand the marketing and sales effort behind our product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We are very pleased with the continued penetration of Tridural™ into the Canadian pain market.  While still relatively early in the launch, growth indicators and feedback from the market are very strong.”

Under the co-promotion agreement between Paladin and Nycomed, Nycomed will share brand responsibilities and expenses with Paladin and will deploy a national primary care sales force to promote Tridural™.  Paladin will continue to manage distribution of Tridural™ and will also continue to promote Tridural™ using its primary care sales force.

Labopharm entered into a licensing and distribution agreement for its once-daily tramadol product for Canada with Paladin in July 2007.  Paladin subsequently launched the product to the Canadian market in September 2007.

About Tridural™

Tridural™ is a unique treatment option developed as a first-line therapy for adult patients with moderate pain who require treatment for several days or more that provides 24-hour pain relief from a single tablet taken once-daily.  Tridural™ is based on Labopharm’s proprietary controlled-release technology, Contramid®, and a novel dual matrix delivery system that facilitates both rapid and sustained drug release, maintaining therapeutic blood levels of tramadol for a full 24-hour period. Tridural™ offers physicians and patients greater treatment flexibility based on its relatively rapid two-day titration schedule, which could help patients reach their optimum daily dose faster than any other approved once-daily tramadol product and quickly achieve effective pain relief. In addition, Tridural™ has a demonstrated safety profile based on clinical trial experience of more than 2,400 patients globally and almost two years of commercial experience.

About the Global Commercialization Program for Labopharm’s Once-Daily Tramadol Product

Under its global commercialization program, Labopharm’s once-daily tramadol product has been launched in 10 countries, including the five largest markets in Europe and Canada, and is approved in 15 other countries. Including those countries in which its product has been launched, Labopharm has licensing and distributions in place for more than 50 markets worldwide.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally.  The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development.  Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products.  For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company’s shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Eric Bouchard Tel: (514) 844-7997 ebouchard@equicomgroup.com